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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             NEOZYME II CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          NEOZYME II ACQUISITION CORP.
                              GENZYME CORPORATION
                                   (BIDDERS)

 UNITS, EACH CONSISTING OF ONE SHARE OF CALLABLE COMMON STOCK, $1.00 PAR VALUE,
         OF NEOZYME II CORPORATION AND ONE CALLABLE WARRANT TO PURCHASE
TWO SHARES OF GENERAL DIVISION COMMON STOCK, $.01 PAR VALUE, AND 0.135 SHARE OF
  TISSUE REPAIR DIVISION COMMON STOCK, $.01 PAR VALUE, OF GENZYME CORPORATION
                         (TITLE OF CLASS OF SECURITIES)

                                    G6420H146
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               PETER WIRTH, ESQ.
                EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL COUNSEL
                              GENZYME CORPORATION
                               ONE KENDALL SQUARE
                              CAMBRIDGE, MA 02139
                                 (617) 252-7500

                                WITH A COPY TO:

                            MAUREEN P. MANNING, ESQ.
                               PALMER & DODGE LLP
                               ONE BEACON STREET
                                BOSTON, MA 02108
                                 (617) 573-0100
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                           CALCULATION OF FILING FEE

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    Transaction Valuation*:  $108,675,000              Amount of Filing Fee:  $21,735
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*  For purposes of calculating fee only. This amount is based upon (a) 2,415,000
   Units of Neozyme II Corporation (the "Units"), outstanding as of September
   27, 1996 and (b) the price offered per Unit ($45.00). The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the
   Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the Units to be purchased.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:                    $21,735
   Form or Registration No.:                  Schedule 14D-1
   Filing Party:                              Neozyme II Acquisition Corp.
                                              Genzyme Corporation
   Date Filed:                                September 27, 1996

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        This Amendment No. 1 to Tender Offer Statement on Schedule 14D-1
("Amendment") relates to the offer by Neozyme II Acquisition Corp., a British Virgin Islands ("BVI") international business company (the "Purchaser") and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation ("Genzyme"), to purchase all of the outstanding units, each consisting of one share of Callable Common Stock, $1.00 par value, of Neozyme II Corporation, a BVI international business company (the "Company"), and one Callable Warrant to purchase two shares of General Division Common Stock, $.01 par value, and 0.135 share of Tissue Repair Division Common Stock, $.01 par value, of Genzyme (the "Units") at a purchase price of $45.00 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 27, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on September 27, 1996.



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ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

        The response to Item 3 is hereby amended by adding the following information regarding the background of the transaction:

        In connection with negotiations of the price to be paid for the Shares in the Second Step Transaction, Mr. McLachlan and other representatives of Genzyme met on September 17, 1996 with representatives of Robertson, Stephens & Company to review the valuation analysis performed by Robertson, Stephens & Company and to discuss possible ranges of value for Neozyme II and the Callable Warrants. Following these discussions, Genzyme determined to make a proposal to pay $29.00 per Share in cash in the Second Step Transaction. At Mr. McLachlan's request, representatives of Robertson, Stephens & Company communicated this proposal to representatives of Hambrecht & Quist, who indicated on a preliminary basis, subject to review of the proposal with the Special Committee, that they believed the proposal would be acceptable. As described more fully in the Offer to Purchase, on September 20, 1996, the Special Committee unanimously determined that the Offer and the Second Step Transaction were fair to, and in the best interests of, the Holders and recommended that the Neozyme II Board of Directors approve the Offer and the Second Step Transaction.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

        The response to Item 7 is hereby amended by adding the information set forth under Item 3 of this Amendment.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NEOZYME II ACQUISITION CORP.

                                          By: /s/ Peter Wirth
                                              --------------------------------
                                              Peter Wirth
                                              Secretary

                                          GENZYME CORPORATION

                                          By: /s/ Peter Wirth
                                              --------------------------------
                                              Peter Wirth
                                              Executive Vice President, Legal
                                               Affairs and Chief Legal Counsel

Dated: October 28, 1996

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